

Let's believe that we can create a giving economy where compas
where doing good is the purpose, where happiness is the byprod
Truly Abundance Starts with Giving.

-Chet Jain
Founder of Crowdera

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Chet Jainn · 2nd
CEO at Crowdera, Thrive5

Menlo Park, California · 500+ connections · **Contact info**

Crowdera

Stanford Continuing Studies

About

Chet is a serial entrepreneur with an infectious passion for whatever he does. As a founder of Crowdera, he wants to spread his belief in the power of giving to create abundance around us. His current goal is to establish Crowdera as a dominant player in social good crowdfunding and nonprofit fundraising space. Crowdera allows   ... see more

Articles & activity

4,004 followers



Crowdfunding and The Rule of 7

Chet Jainn
Published on LinkedIn

Crowdfunding is an age old simple practice of funding a project or venture by raising monetary contributions from a large number of people, however the leverage of social media l ...see more

17 Likes · 2 Comments

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Beautiful Article Tony! Compassion, Mission, Change.... Well timed for...
Chet commented

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Experience



Crowdera
6 yrs 4 mos

CEO & Founder
Oct 2014 – Present · 5 yrs 1 mo
Menlo Park & Singapore

Crowdera is a free crowdfunding platform that supports social impact and innovation serving individuals, non-profit organizations and social innovators.

Crowdera complements organizations' existing fundraising and volunteering activities by offering a user-friendly platform to create visually compelling, viral fundraising campaigns that raise awareness and funding for an individual or organization's needs and dreams. We supplement our platform with tools and knowledge about how to leverage crowds for things that matter to them.... See more



Speaking Engagements & Workshops
Jul 2013 – Present · 6 yrs 4 mos
United States and India

Frequently delivering keynotes, panel discussions, guest lectures, workshops on Entrepreneurial Strategy & Tactics, CSR, Fundraising, Extreme Bootstrapping, Social Entrepreneurship, Crowdfunding & Nonprofit Fundraising.
... See more



Founder & Chief Mentor
Thrive5
Nov 2018 – Present · 1 yr
India, Singapore

Thrive5 is a startup accelerator program run from India and Singapore designed to support #forprofit and #nonprofit startups & social enterprises to accelerate their launch and very early stage growth. The program aims to support entrepreneurs to build five fundamental pillars for their global growth. Thrive5's aim is to help entrepreneur align with UNSDGs, find t... See more

 Crowdera Foundation launches startup...

 Crowdera Foundation launches THRIVE5



Contributing Author
Entrepreneur Media
Mar 2017 – Present · 2 yrs 8 mos
Menlo Park, CA

Founder and Creative Director
Yellow Scooter Creatives
Jun 2012 – Present · 7 yrs 5 mos
San Francisco Bay Area

Yellow Scooter Creatives and Yellow Scooter Studio Productions (YSSP) is in the business of commercial video production and a motion picture production.

YSSP combines technical expertise with a keen artistic aesthetics sense to produc... See more

Organizer (Founder)
NoPay Startups
May 2010 – Present · 9 yrs 6 mos

I had been investing time, network, money, ideas, experience and design capabilities in paradigm changes and the great people who can make them happen. NoPay is an initiative to help people collaborate to form/grow their startups from scratch. It's kind of an assembly line for startups. NoPay is all set to change the way startup acceleration works!

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Education



Stanford Continuing Studies
Leadership and Decision Management Program, Leadership, Management, Entrepreneurship
2012 – 2012
Activities and Societies: Leadership & Strategic Decision Making



Nagpur University
BE, Electrical Engineering
1997 – 2001
Activities and Societies: Executive Member, Electronics & Power Students Association Sports In-charge, Cricket & Chess Campus Placement Associate

Volunteer Experience

Editorial & General

 Jain Center Of Northern California (JCNC)
2010 – 2011 • 1 yr
Arts and Culture

Skills & Endorsements

Corporate Development · 5
Atul K. and 4 connections have given endorsements for this skill

Entrepreneurship · 32

 Endorsed by **Somnath Chatterjee, who is highly** skilled at this

 Endorsed by **2 of Chet's colleagues at Crowdera**

Strategy · 56

Endorsed by **Atul K. and 3 others who are highly** skilled at this

 Endorsed by **3 of Chet's colleagues at Crowdera**

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Recommendations

Received (7)   Given (9)

 **Dheeraj Bhardwaj**
Chief People Officer at IT Convergence
August 2, 2011, Dheeraj was senior to Chet but didn't manage directly

Chetan is a dynamic and talented sales professional who understands not only the nuances of building effective corporate and business relationships but also has the technical depth to understand the technology. He is a go getter and a true business partner!!

 **Mohan Jayapal PMP**
Program Manager Product Development at eBay
June 10, 2011, Mohan worked with Chet in different groups

Chetan is always approachable, flexible and outgoing. He has been a great partner between eBay and Ness to grow the account. Chetan develops excellent personal rapport with people around him. It is always a pleasure to work with Chetan.

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Accomplishments

6 **Languages**   ⌄
English • Gujarati • Hindi • Marathi • Punjabi • Telugu

3 **Courses**   ⌄
Entrepreneurship • Leadership and Decision Management Program • Leadership and Strategic Decision Making

Interests

 **Sales Best Practices**
320,083 members

 **Tony Robbins** in
#1 New York Times best-selling author, ...
5,014,577 followers

 **Mark Cuban** in
President
5,357,155 followers

 **HSBC**
1,851,798 followers

 **Kiva Group**

 **IBM**



15,468 members



7,069,307 followers

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